FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1         Name and Address of Company

Alithya Group Inc. (the "Company" or "Alithya")
1100 Robert-Bourassa Boulevard, Suite 400
Montreal, Québec
H3B 3A5

Item 2         Date of Material Change

April 1, 2021.

Item 3         News Release

News releases with respect to the nature and substance of the material change were issued on March 24, 2021 and April 1, 2021 through the facilities of Cision and subsequently filed under the Company’s corporate profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Item 4         Summary of Material Change

On April 1, 2021, Alithya completed the acquisition of R3D Conseil Inc. ("R3D Conseil"), a private digital solutions firm, which was previously announced on March 24, 2021 (the "Transaction"). The Transaction includes commercial commitments totalling approximately C$600 million in combined revenues during the initial 10-year term of commercial agreements entered into with Québecor Media Inc. ("Québecor") and Beneva (via its subsidiary, La Capitale assureur de l'administration publique inc.) ("La Capitale"), two of R3D Conseil's indirect principal shareholders.

Item 5         Full Description of Material Change

5.1     Full Description of Material Change

On April 1, 2021, Alithya completed the acquisition of R3D Conseil Inc., a private digital solutions firm, which was previously announced on March 24, 2021. The Transaction includes commercial commitments totalling approximately C$600 million in combined revenues during the initial 10-year term of commercial agreements entered into with Québecor and La Capitale, two of R3D Conseil's indirect principal shareholders. This represents annual minimum volume commitments of C$60 million, which firms up approximately C$25 million of existing volume and adds approximately C$35 million of new business, mainly in digital transformation and high added-value areas.

With nearly 600 new Québec-based professionals from R3D Conseil and at least 350 jobs to be created as a result of the transaction, Alithya will now surpass 3,000 professionals, making it one of Canada's largest digital transformation firms and the largest Québec-based technology firm listed on NASDAQ.
Alithya expects this Transaction to generate significant growth. R3D Conseil's revenues were approximately C$63 million for the last twelve months ending on December 31, 2020. R3D Conseil's operations are highly complementary and will integrate seamlessly into Alithya's current structure, allowing for short and mid-term synergies. The transaction will make an immediate contribution to Alithya's profitability, notably due to the annual minimum volume commitments and value-added projects resulting from the new commercial agreements, and will be immediately cash flow positive, reducing Alithya's debt to adjusted EBITDA ratio and pointing to further deleveraging of Alithya's balance sheet.

Subject to customary post-closing purchase price adjustments set out in the purchase agreement dated March 24, 2021 (the "Purchase Agreement"), the purchase price for the Transaction, evaluated at approximately C$75.0 million (excluding the assumption of C$8.5 million in debt), was paid by the issuance of 25,182,676 Class A subordinate voting shares of Alithya ("Class A Shares") to R3D Conseil's shareholders, which represents approximately 30% of Alithya's issued and outstanding shares immediately following the closing of the Transaction, as well as payments in cash totaling approximately $978,000. The Purchase agreement has been negotiated at arm's length by and between the parties' representatives.
Alithya financed the debt assumed as part of the transaction using its existing $60 million credit facility led by The Bank of Nova Scotia and including Desjardins Capital Markets.
As a result of the Transaction, R3D Conseil's two principal shareholders, Québecor and La Capitale, each hold about 11.9% of Alithya's share capital and approximately 6.7% of the voting rights attached to Alithya's issued and outstanding shares. The interest of Investissement Québec, an existing shareholder of Alithya, increased to approximately 8.7% of Alithya's share capital and approximately 4.9% of the voting rights attached to Alithya's issued and outstanding shares. The Transaction has not created any other positions representing more than 10% of the voting rights attached to Alithya’s issued and outstanding shares and has not materially affected the control of Alithya.
Concurrently with the closing of the Transaction, Alithya entered into investor rights agreements (the "Investor Rights Agreements") with each of Québecor (via its subsidiary 9429-1143 Québec inc.) and La Capitale. Pursuant to the Investor Rights Agreements, each of Québecor and La Capital has the right to propose a nominee for election to the board of directors of Alithya. The nomination right of each of Québecor and La Capitale will end on the date on which it ceases to beneficially own at least 10% of the issued and outstanding Class A Shares of Alithya, it being understood that for the first 36 months following the date of the Investor Rights Agreements, each of Québecor and La Capitale will retain its nomination right so long as it continues to hold the same number of Class A Shares of Alithya as on the date of the Investor Rights Agreements, even if such number of shares represents less than 10% of the issued and outstanding shares.
In accordance with subsection 611(c) of the Company Manual of the Toronto Stock Exchange (the "TSX"), the Transaction required the approval of Alithya shareholders representing the majority of voting rights given that the number of Class A Shares of Alithya issued to the sellers in connection with the Transaction represented approximately 44% of Alithya's issued and outstanding shares as of the date of the Purchase Agreement and, therefore, exceed 25% of the aggregate number of issued and outstanding shares of Alithya. Paul Raymond, president and chief executive officer of Alithya, Ghyslain Rivard, founder and director of Alithya, and Pierre Turcotte, chair of the board of Alithya, who collectively hold 58.5% of the voting rights attached to Alithya's issued and outstanding shares, have delivered to Alithya written consents confirming their approval of the transaction. The TSX has authorized Alithya to close the transaction on the basis of such written consents and without having to call a formal meeting of Alithya's shareholders pursuant to the exemption provided for in subsection 604(d) of the TSX Company Manual.
For additional details, please refer to the Investor Rights Agreements filed under the Company’s corporate profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov on the date hereof.
5.2     Disclosure for Restructuring Transactions

Not applicable.

Item 6         Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7         Omitted Information

Not applicable.

Item 8         Executive Officer

For further information, please contact the Chief Legal Officer and Corporate Secretary of the Company, by email at nathalie.forcier@alithya.com

Item 9         Date of Report

April 6, 2021.

Caution regarding forward-looking statements

This material change report contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”), including, but not limited to, statements with respect to the anticipated benefits of the transaction. Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.

Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include, but are not limited to, the possible failure to realize anticipated benefits of the transaction, including potential synergies, the integration of R3D Conseil’s business, the loss of certain key personnel and clients of R3D Conseil, potential undisclosed costs or liabilities associated with the transaction and other risks and uncertainties discussed in the section titled “Risks and Uncertainties” of Alithya’s Management’s Discussion and Analysis for the quarter ended December 31, 2020 and Management’s Discussions and Analysis for the year ended March 31, 2020, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.

Forward-looking statements contained in this material change report are qualified by these cautionary statements and are made only as of the date of this material change report. Alithya expressly disclaims any obligation to update or alter forward looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.